Exhibit 99.1

Nano Dimension Letter from Interim CEO

Recognizes Historical State of Affairs Requiring Change

Sets Path for New Approach and Strategy

Board Authorizes $150 Million Repurchase Program

Includes Announcement of Preliminary Revenue for Fourth Quarter 2024

Waltham, Mass., Jan. 28, 2025 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM) (“Nano Dimension” or the “Company”), a supplier of Digital Manufacturing solutions, today shared a letter to shareholders from Julien Lederman, Interim Chief Executive Officer, along with a Company announcement of preliminary fourth quarter 2024 revenue.

--

Dear Shareholders,

Since I was asked by the Board of Directors (the “Board”) to be Interim Chief Executive Officer just over four weeks ago, much thought and work has gone into assessing the business, future opportunities, risks and challenges, and envisioning and implementing plans to immediately strengthen Nano Dimension for the long term. With that said, before getting into where we are going, we have to acknowledge where we are coming from.

I, along with the Board of Directors (the “Board”), recognize that change at Nano Dimension is warranted.

Investors’ lack of confidence in the value and direction of Nano Dimension is reflected in the Company’s substantial negative enterprise value which has persisted for over three years. During this time, the Company’s total market value has traded at a discount to net cash on the balance sheet and a discount to book value of approximately 50%.

I have spent much of the last few weeks listening to our shareholders, many of whom have been continuous investors with us over the years. They not only echoed their frustration with the share price, but also voiced concerns about trust and credibility. They highlighted:

●	Shareholder-to-management relationships that were unhealthy – There was an absence of the respectful relationships one expects regardless of viewpoints.

●	Negative returns for shareholders – Since early 2021 when the Company raised $1.5 billion, the stock has declined by over 80%.

●	Financial communications were least about financials – Communications generally lacked a clear explanation of the Company’s financial performance and how the Company could address its persistent operating losses, while at the same time focusing on a range of other matters.

●	Technology vision without business strategy and deliverables – The Company had technology vision, but did not articulate a business strategy that outlined a credible path to building sustainable shareholder value.

●	Operating expenses that were disproportionately high – Operating expenses that have been persistently too high for the size of the business, even one that is R&D focused.

I am working to change this with the support and stewardship of the Board.

While there is still more to consider and define, this update should provide clarity and, even more so, confidence in the prospects of the Company.

Before explaining our new perspective and strategy, I will make a brief comment on the definitive merger agreements that the Company has entered into with Desktop Metal, Inc. (NYSE: DM) and Markforged Holding Corporation (NYSE: MKFG). They remain subject to ongoing regulatory review processes. These transactions have resulted in ongoing discussions with the regulators as well as litigation initiated by Desktop Metal. We are actively engaged in addressing both the regulatory inquiries and the litigation, the outcome of which could impact the timing or ability to consummate either or both mergers under their current terms. Nano Dimension continues to act in compliance with its rights and obligations under each agreement. We will provide updates on the merger agreements as well as the litigation when appropriate.

Importantly, the principles and strategy outlined below reflects Nano Dimension’s approach under all circumstances.

Nano Dimension’s foundational principles and drivers

We are driven by three principles in operating our business:

First, the Company’s directors and management are driven by shareholder interests. We are focused on constructive engagement with shareholders as we diligently work to deliver long-term returns.

Second, assessment of capital allocation measured against demonstratable Return on Investment (“ROI”) is always top of mind. This will be evident in sensible stewardship and investment of shareholder capital.

Third, prudent operating expense management. This is being aligned based on ratios to revenue of a responsible advanced manufacturing leader.

Nano Dimension’s strategy shaping the business

We are committed to accelerating the business towards both growth and profitability. This duality is vital to building a digital manufacturing business that can both be disruptive and sustain itself long into the future.

Our growth and profitability orientation is guided by focusing on where we have technological expertise to drive distinguishing innovation, healthy gross margins, while targeting advanced manufacturing segments centered on high performance applications.

Nano Dimension’s milestones demonstrating the approach and strategy

We are matching our words with actions that recognize the issues of the past, while presenting a rejuvenated version of the Company.

We are instituting measures aimed at restoring good governance that will demonstrate that the Company’s directors and management are ultimately here to serve the shareholders. One of those first steps is that the Board decided to let a Shareholder Rights Plan (or “poison pill”), which was put in place and renewed by previous directors, lapse on January 25th, 2025.

With this renewed degree of ROI oriented decision making and organizational prudence, the Company believes it can accelerate the improvement of its financials, specifically a reduction in operating expenses. Nano Dimension’s core business (pre-2025 mergers) is expected to be cash flow positive on an adjusted basis beginning in the fourth quarter of 2025. The adjustments account for one-off transformation and legal expenses.

Additionally, the Board authorized the Company to commence the procedures under the Israeli Companies Law for a $150 million share repurchase program. The Company believes this repurchase program is a capital alternative that the Company should have at its disposal depending on market conditions and other relevant considerations.

In closing, myself and the Board recognize change is required, and it is already underway. For next steps, we will continue to diligently work to sharpen a renewed vision and strategy in our dynamic environment, ever mindful of our responsibilities to create value for shareholders.

Thank you for your trust,
Julien Lederman
Interim CEO

--

Nano Dimension expects reported unaudited consolidated revenues of approximately $14.6 million for the fourth quarter and approximately $57.8 million for the full year, ended December 31st, 2024. The quarterly and full year performance are nearly flat and up 3% year-over-year, respectively. The above information reflects preliminary estimates with respect to certain results of Nano Dimension for the fourth quarter and full year ended December 31st, 2024, based on currently available information. Nano Dimension’s audited final results for the fourth quarter and full year ended December 31st, 2024, may vary from the preliminary estimates, and such difference may be material.

About Nano Dimension Ltd.

Nano Dimension (Nasdaq: NNDM) offers a variety of Digital Manufacturing technologies serving customers across vertical target markets such as aerospace and defense, advanced automotive, high-tech industrial, specialty medical technology, and R&D and academia.

With its suite of digital manufacturing technologies, Nano Dimension is enabling its customers with prototyping and high-mix-low-volume production, along with IP security, design-for-manufacturing capabilities, and more sustainable means of fabrication.

For more information, please visit https://www.nano-di.com/

About our Share Repurchase Program

Following, and subject to, completion of the required procedures under the Israel Companies Law, including a 30-day waiting period during which certain of the Company’s creditors may object to the share repurchase program being implemented at such time as the Company does not have “distributable profits,” these repurchases may be made from time to time through various methods, including open market transactions, block trades, accelerated share repurchases, privately negotiated transactions or otherwise, certain of which may be made pursuant to a trading plan meeting the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, in compliance with applicable securities laws. The timing, number and value of shares repurchased under the program will be at the discretion of management and the board of directors and will depend on a number of factors, including market conditions, business conditions, the trading price of the Company’s shares and the nature of other investment opportunities available to the Company. Nano Dimension is not obligated to purchase any shares under the repurchase program and repurchases may be suspended or discontinued at any time without prior notice. We currently intend to execute these shared repurchases after the expiration of the 30-day waiting period without objection, subject to market conditions and compliance with applicable securities laws.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. This press release contains a number of such forward-looking statements, including all statements regarding future performance or financial results of our business; achievement of financial guidance or outlook; growth and strength of our business; drivers of performance; our ability to successfully execute on our strategic goals, including the reduction of operating expenses; the consummation and integration of the Desktop Metal and Markforged mergers and their related results and benefits; and statements regarding the Company’s authorized share repurchase plan and lapse of “poison pill.” You should view these statements with caution. They are based on the facts and circumstances known to the Company as of the date the statements are made. These forward-looking statements are subject to risks and uncertainties that could cause actual results to be materially different from those set forth in such forward-looking statements, including but not limited to changes in our strategy; the impact of competition and new technologies; the overall global economic environment; projected capital expenditures and liquidity; global geopolitical unrest or instability; elevated rates of inflation; cost savings initiatives and overall business strategy; failure to execute share repurchases in the manner contemplated, or at all, including as a result of potential objection to the share repurchase plan by the Company’s creditors and/or failure to receive Israeli court approval after any such objection; failure to obtain the results anticipated from strategic initiatives, investments, acquisitions, including the pending mergers with Desktop Metal and Markforged; failure to identify other potential merger or acquisition targets, and consummate and integrate mergers, including our planned integration of each of Desktop Metal and Markforged; our ability to consummate the Desktop Metal and Markforged mergers and achieve the anticipated benefits therefrom, including cost synergies; legal, regulatory and other matters that may affect the costs and timing of our ability to complete, integrate and deliver all of the expected benefits of the planned Desktop Metal and Markforged mergers; failure to develop and protect new technology; failure of technology to perform as expected; negative outcomes of litigation or governmental proceedings including those acquired through transactions, including the pending mergers with Desktop Metal and Markforged. Actual results, performance, or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 21, 2024, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

Nano Dimension Contacts

Investors: ir@nano-di.com
Media: Kal Goldberg / Bryan Locke / Kelsey Markovich | NanoDimension@fgsglobal.com

5